                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              COVALENT GROUP, INC.
                              --------------------
                              (NAME OF THE ISSUER)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   222815 10 2
                                   -----------
                                 (CUSIP NUMBER)

                               JOEL E. HAND, ESQ.
                             COVALENT PARTNERS, LLC
                           4350 LA JOLLA VILLAGE DRIVE
                                    SUITE 970
                           SAN DIEGO, CALIFORNIA 92122
                                 (858) 558-3443
                                 --------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 AUGUST 23, 2000
                                 --------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 14 Pages)

                         (Continued on following pages)

                                       1.

CUSIP NO. 222815 10 2                  13D                    PAGE 2 OF 13 PAGES
                                       ---                    ------------------

1            NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             COVALENT PARTNERS, LLC
             33-08-78998
             -----------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]    (B) [ ]
3            SEC USE ONLY
             ------------

4            SOURCE OF FUNDS
             WC, 00
             ------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                             [ ]
             ------------------                                             ---

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
             --------

          NUMBER                7        SOLE VOTING POWER
             OF                            21,438
          SHARES
        BENEFICIALLY            8        SHARED VOTING POWER
          OWNED BY                         6,219,500
         REPORTING
          PERSON                9        SOLE DISPOSITIVE POWER
           WITH                            -0-

                                10       SHARED DISPOSITIVE POWER
                                           21,438

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       6,219,500 -    SEE ITEM 5
                                      ----------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [X]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      51.6%   -    SEE ITEM 5
                      -----        ----------

14           TYPE OF REPORTING PERSON           CO
             ------------------------           --

         * Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this
Schedule 13D.

         ** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended June 30, 2000.

                                       2.

CUSIP NO. 22815 10 2                    13D                   PAGE 3 OF 13 PAGES
                                        ---                   ------------------

1            NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             RICHARD D. PROPPER

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [X] (b) [ ]

3            SEC USE ONLY
             ------------

4            SOURCE OF FUNDS
             PF
             --

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                             [X]
             ------------------                                             ---

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
             -------------

          NUMBER                7        SOLE VOTING POWER
            OF                              1,490,419
          SHARES
       BENEFICIALLY             8        SHARED VOTING POWER
         OWNED BY                           6,219,500
        REPORTING
          PERSON                9        SOLE DISPOSITIVE POWER
           WITH                             1,490,419


                                10       SHARED DISPOSITIVE POWER
                                            2,029,406

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       6,666,100  -     SEE ITEM 5
                       ---------        ----------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [X]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     55.27%   -    SEE ITEM 5
                     ------        ----------

14           TYPE OF REPORTING PERSON           IN
             ------------------------           --

         * Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this
Schedule 13D.

         ** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended June 30, 2000.

                                       3.

CUSIP NO. 22815 10 2                       13D                PAGE 4 OF 13 PAGES
                                           ---                ------------------

1            NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             MICHAEL D. CHERMAK

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [X] (b) [ ]

3            SEC USE ONLY
             ------------

4            SOURCE OF FUNDS
             PF
             --

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                             [ ]
             ------------------                                             ---

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
             -------------

          NUMBER                7        SOLE VOTING POWER
            OF                               669,062
          SHARES
        BENEFICIALLY            8        SHARED VOTING POWER
         OWNED BY                            6,219,500
         REPORTING
          PERSON                9        SOLE DISPOSITIVE POWER
           WITH                              669,062
           ----

                                10       SHARED DISPOSITIVE POWER
                                             1,690,587

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       6,275,000  -     SEE ITEM 5
                       ---------        ----------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [X]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        52%   -    SEE ITEM 5
                        ---        ----------

14           TYPE OF REPORTING PERSON           IN
             ------------------------           --

         * Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this
Schedule 13D.

         ** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended June 30, 2000.

                                       4.

CUSIP NO. 22815 10 2                     13D                  PAGE 5 OF 13 PAGES
                                         ---                  ------------------

1            NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             SALMAN J. CHAUDHRY

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [X] (b) [ ]

3            SEC USE ONLY
             ------------

4            SOURCE OF FUNDS
             PF
             --

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                              [ ]
             ------------------                                              ---

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             PAKISTAN
             --------

          NUMBER                7        SOLE VOTING POWER
            OF                                   12,700
          SHARES
        BENEFICIALLY            8        SHARED VOTING POWER
         OWNED BY                                -0-
        REPORTING
          PERSON                9        SOLE DISPOSITIVE POWER
           WITH                                  12,700

                                10       SHARED DISPOSITIVE POWER
                                                 -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       12,700  -    SEE ITEM 5
                       ------       ----------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [X]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN
             1% - SEE ITEM 5
             ---------------

14           TYPE OF REPORTING PERSON           IN
             ------------------------           --

         * Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of the date of the filing of this
Schedule 13D.

         ** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended June 30, 2000.

                                       5.

This Amendment No. 5 amends and restates the Schedule 13D filed by the Reporting Persons (as defined in Item 2) on November 10, 1999, as amended by Amendment No. 1 to Schedule 13D filed on November 27, 1999, and Amendment No. 2 to Schedule 13D filed on January 26, 2000, and as amended by Amendment No. 3 filed on July 15, 2000, and Amendment number 4 filed on August 7, 2000.

ITEM 1.  SECURITY AND THE ISSUER

         (a)      TITLE OF SECURITY:

          Common Stock, $0.001 par value per share.

          (b)    NAME OF THE ISSUER:

          Covalent Group, Inc.,  a Nevada corporation.

          (c)    THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          One Glenhardie Corp. Center 1275 Drummers Lane, Suite 100 Wayne, PA 19087

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed jointly on behalf of (i) Covalent Partners, LLC, a Delaware limited liability company ("Covalent Partners"), (ii) Richard D. Propper ("Propper"), (iii) Michael D. Chermak ("Chermak") and (iv) Salman J. Chaudhry ("Chaudhry") (collectively, the "Reporting Persons").

         Covalent Partners is principally in the business of acquiring equity securities of the Issuer, including without limitation, the right to vote and dispose of such securities.

         (b)-(c) Set forth in Schedule I to this Schedule 13D is information concerning the Reporting Persons as required to be disclosed in response to this Item 2.

         (d) To the best knowledge of the Reporting Persons, during the last five years, there have been no criminal proceedings against the Reporting Persons.

         (e) On June 24, 1996, the SEC initiated an administrative proceeding against Propper and others alleging that Propper violated Sections 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 13d-1, 13d-2; 16a-2, 16a-3 and former Rule 16a-1 promulgated thereunder, by untimely filing Schedules 13D and 13G, and Forms 3, 4 and 5 with respect to certain transactions relating to the beneficial ownership of securities held by Montgomery Medical Ventures, L.P., Montgomery Medical Ventures II, L.P., Montgomery Medical Partners, L.P. and Montgomery Medical Partners II, L.P. The Commission accepted an offer of settlement submitted by Propper whereby Propper agreed to the Commission's order to cease and

                                       6.

         desist from committing or causing any violation or future violation of, Sections 13(d), 13(g) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder.

         Other than described in the foregoing paragraph, during the last five years, to the best knowledge of the Reporting Persons none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Propper and Chermak are citizens of the United States. Chaudhry is a citizen of Pakistan.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Option Agreement, dated as of November 1, 1999, by and between Bruce LaMont ("LaMont") and Covalent Partners (the "Option Agreement"), LaMont granted Covalent Partners the option to purchase 6,015,500 shares of the outstanding common stock of the Issuer held by LaMont (the "Shares"), at a per share price of $2.00 (the "Option"). On November 1, 1999 pursuant to the terms of the Option Agreement, Covalent Partners elected to purchase 1,000,000 Shares of the Issuer for an aggregate purchase price of $2,000,000. On November 27, 1999, pursuant to the terms of the Option Agreement, Covalent Partners elected to purchase 250,000 Shares of the Issuer for an aggregate purchase price of $500,000. On January 15, 2000, pursuant to the terms of the Option Agreement, Covalent Partners elected to purchase the remaining 4,765,500 shares of the Issuer for an aggregate purchase of $9,531,000.

         Covalent Partners obtained funds to make the purchases on November 1, 1999 and November 27, 1999 through capital contributions and loan agreements with its members. Chermak, through personal funds, made a loan to Covalent Partners in the amount of $1,000,000. Propper made a loan to Covalent Partners in the amount of $1,000,000. Propper obtained such funds through a loan agreement with California Bank & Trust whereby interest accrues monthly at a prime rate plus .5% and principal and interest is due and payable on April 15, 2000.

         Covalent Partners obtained funds to make the final purchase pursuant to the Option Agreement through capital contributions from Propper and promissory notes (the "Promissory Notes") with the following entities and individuals: (i) Acorn Technology Fund, in the amount of $1,800,000; (ii) Bedford Oak Partners, L.P., in the amount of $1,800,000; (iii) Thomas Hodapp, in the amount of $1,500,000; (iv) Hassan Nemazee, in the amount of $1,125,000; (v) Houston Ventures, Inc., in the amount of $1,125,000; (vi) Montpellier International LDC,

                                       7.

         in the amount of $360,000; (vii) Maxwell H. Gluck Foundation, in the amount of $300,000; (viii) David Smith, in the amount of $225,000; (ix) Gerry Beemiller, in the amount of $150,000; (x) Emerald International, in the amount of $105,000; (xi) Ashish Vibhakar, in the amount of $100,000; (xii) U.S. Equity Portfolio LP, in the amount of $75,000; and
         (xiii) United Congregation Mesorah, in the amount of $60,000 (each individually, the "Lender" and collectively, the "Lenders"). Pursuant to the terms of the Promissory Notes, the loans were repayable by Covalent Partners by either (i) payment of the outstanding principal plus accrued interest on the unpaid principal at the rate of 5.88% per annum; or (ii) provided that the Shares were purchased under the Option Agreement, delivery of Shares of Common Stock of the Issuer. Covalent Partners elected to purchase the Shares pursuant to the Option Agreement and each of the Lenders received Shares held by Covalent Partners in full payment of the outstanding principal and accrued interest under the Promissory Notes.

         The foregoing summary of the source of the funds used by Covalent Partners to purchase the shares of Common Stock of the Issuer is qualified in its entirety by reference to a copy of (i) the Promissory Note between Chermak and Covalent Partners included as Exhibit 99.1 and incorporated herein in its entirety by reference, (ii) the Promissory Note between Propper and Covalent Partners included as Exhibit 99.2 and incorporated herein in its entirety by reference, (iii) the loan agreement between Propper and California Bank and Trust included as
         Exhibit 99.3 and incorporated herein in its entirety by reference, and
         (iv) the form of Promissory Note attached hereto as Exhibit 99.8 and incorporated herein in its entirety by reference.

         Covalent Partners purchased 204,000 shares of the Issuer in open market, transactions for an aggregate approximate amount of $505,871. Covalent Partners obtained funds to make such purchases through capital contributions from its non-controlling members.

         Propper purchased, through personal funds, 447,600 shares of Common Stock of the Issuer in open market transactions for an aggregate approximate amount of $1,241,543.

         Chermak purchased, through personal funds, 65,500 shares of Common Stock of the Issuer in open market transactions for an aggregate approximate amount of $163,971.

         Chaudhry purchased, through personal funds, 16,700 shares of Common Stock of the Issuer in open market transactions for an aggregate approximate amount of $32,838.

                                       8.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The August 23, 2000 transaction that is the subject of the fifth amendment of this Form 13D reports the sales of stock in Covalent Group by Covalent Partners, LLC to the following individuals in the quantities indicated. Agreement was reached with Cerami and Borow for the sale of shares on August 20, 2000. Covalent Partners reached agreement with all other individuals listed below on August 23, 2000. Instructions will be given to the transfer agent for Covalent Group to transfer the shares to Borow, Cerami and the other individuals listed below on August 24, 2000.

                  Kenneth Borow, M.D.                         460,000
                  Anthony Cerami                               75,000
                  Javed I. Chaudhry                           231,500
                  Kerry Propper                               300,000
                  John Belknap                                 40,000
                  Patti Davis                                  10,000
                  Daniel Beharry                               25,000
                  Joel Hand                                     7,500

         In addition, Covalent Partners, LLC transferred the shares indicated below on or about August 23, 2000 to the Members of Covalent Partners, LLC, representing a pro rata distribution of the individuals' membership interest in the LLC:

                  Richard Propper                            338,819
                  Michael Chermak                             53,399

         Also, the number of shares reported as purchased in open market transactions on the fourth amendment to this 13D by Michael Chermak should have been reported as 65,500 shares.

         The August 4, 2000 transaction that is the subject of the fourth amendment of this Form 13D reports the transfer of 159,422 shares of Covalent Group, Inc. from Covalent Partners, LLC to Michael Chermak. The transferred shares are a pro rata distribution of Chermak's interest in Covalent Partners, LLC. The number of shares transfered to Chermak in the July 13 transaction were miscalculated, and this transfer corrects that error.

         The July 13, 2000 transaction that is the subject of the third amendment of this Form 13D relates to the transfer of shares from Covalent Partners, LLC to certain Lenders previously identified in prior filings of this 13D. Covalent Partners has transferred additional shares (as identified below) to certain of the Lenders based upon a feature of their agreement with Covalent Partners that if a private transaction by which those lenders could recover the entire amount of their investment yet retain a substantial portion of their stock (roughly 50%) did not occur by a certain date, these Lenders would receive an additional number of shares that would reduce the effective purchase price of the stock that they had acquired from $3 per share down to $2.68.

                  The amounts are

                  David H. Smith                              4,975
                  Interim Advantage                           1,990
                  Contra VC, LLC                              1,990
                  Bedford Oak Partners                       71,642
                  Montpellier International LDC              14,328
                  Maxwell H. Gluck Foundation                11,940
                  Emerald International                       4,179
                  US Equity Portfolio LP                      2,985
                  United Congregation Mesorah                 2,388

         In addition to these above distributions, Propper and Chermak are members of Covalent Partners; the shares being transferred to Propper and Chermak represent a partial, prorata distribution of their membership interest.

                  Richard Propper                             704,000
                  Michael Chermak                             390,741

                        Total distributions                 1,211,158

                                       9.

         Propper, Chermak and Chaudhry originally acquired shares of the Issuer for general investment purposes.

         Propper initiated discussions with LaMont regarding an extraordinary transaction involving the acquisition of all of the outstanding Common Stock of the Issuer held by LaMont. On September 1, 1999, LaMont entered into a No-Shop Agreement with Propper through his related investment firm, RP Associates, LLC. A copy of the No-Shop Agreement is attached hereto as Exhibit 99.4. In connection with such discussions, Covalent Partners was formed for the purpose of acquiring the shares of the Issuer in order to change the management and Board of Directors of the Issuer (the "Board").

         Pursuant to the Option Agreement, and subject to the conditions set forth therein, LaMont granted Covalent Partners the Option. On November 1, 1999, pursuant to the terms of the Option Agreement, Covalent Partners elected to purchase 1,000,000 shares of the Issuer held by LaMont for an aggregate purchase price of $2,000,000. On November 27, 1999, Covalent Partners elected to exercise its rights to purchase 250,000 additional Shares. On January 15, 2000, Covalent Partners elected to exercise its rights to purchase the remaining 4,765,500 shares pursuant to the Option. Upon completion of the purchase of the Shares and as payment in full of the principal amounts and all accrued and unpaid interest pursuant to the Promissory Notes, Covalent Partners delivered to each of the Lenders, shares of common stock of the Issuer in the following amounts: (i) Acorn Technology Fund, in the amount of 600,000 shares; (ii) Bedford Oak Partners, L.P., in the amount of 600,000 shares; (iii) Thomas Hodapp, in the amount of 500,000 shares;
         (iv) Hassan Nemazee, in the amount of 500,000 shares; (v) Houston Ventures, Inc., in the amount of 500,000 shares; (vi) Montpellier International LDC, in the amount of 120,000 shares; (vii) Maxwell H. Gluck Foundation, in the amount of 100,000 shares; (viii) David Smith, in the amount of 75,000 shares; (ix) Gerry Beemiller, in the amount of 50,000 shares; (x) Emerald International, in the amount of 35,000 shares; (xi) Ashish Vibhakar, in the amount of 33,333 shares; (xii) U.S. Equity Portfolio LP, in the amount of 25,000 shares; and (xiii) United Congregation Mesorah, in the amount of 20,000 shares.

         Upon Covalent Partners' election to exercise the Option in full on January 15, 2000, LaMont was required to immediately resign as a Board member, Chief Executive Officer, President and employee of the Issuer.

         The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as
         Exhibit 99.5 to this Schedule 13D and incorporated herein in its entirety by reference.

                                       10.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Based on the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000, there were 12,059,693 shares of Common Stock outstanding. The following summarizes the shares of the Issuer beneficially owned by the Reporting Persons:


                               NUMBER OF SHARES OF         NUMBER OF SHARES OF
                                   STOCK (BUT FOR           STOCK BENEFICIALLY         PERCENTAGE OF CLASS
          INVESTOR               RULE 13D-5(b)(1))                 OWNED                BENEFICIALLY OWNED
          --------               -----------------                 -----                ------------------
Covalent Partners, LLC               6,219,500                    6,219,500                   51.6%
Richard D. Propper                   1,490,419                    6,666,100                  55.27%
Michael D. Chermak                     681,562                    6,275,000                  52.03%
Salman J. Chaudhry                      12,700                       12,700                Less than 1%

         Beneficial ownership of 6,219,500 shares of Common Stock of the Issuer otherwise beneficially owned by Covalent Partners is attributed to Propper and Chermak by virtue of Rule 13d-5(b)(1) of the Exchange Act. Pursuant to Rule 13d-4 of the Exchange Act, Covalent Partners disclaims beneficial ownership of 1,490,419 shares of Common Stock of the Issuer beneficially owned by Propper, 669,062 shares beneficially owned by Chermak and 14,700 shares beneficially owned by Chaudhry; Propper disclaims beneficial ownership of 669,062 shares of Common Stock of the Issuer beneficially owned by Chermak and 14,700 shares held by Chaudhry; Chermak disclaims beneficial ownership of 1,490,419 shares of Common Stock of the Issuer beneficially owned by Propper and 14,700 shares beneficially owned by Chaudhry; Chaudhry disclaims beneficial ownership of 6,219,500 shares of Common Stock of the Issuer beneficially owned by Covalent Partners, 6,666,100 shares beneficially owned by Propper and 6,275,000 shares beneficially owned by Chermak.

         Propper has sole voting and dispositive power with respect to 1,490,419 shares of Common Stock of the Issuer. Chermak has sole voting and dispositive power with respect to 681,562 shares of Common Stock of the Issuer. Chaudhry has sole voting and dispositive power with respect to 14,700 shares of Common Stock of the Issuer. Covalent Partners shares voting power with its managing members with respect to 1,690,587 shares of Common Stock of the Issuer and shares dispositive power with its managing members with respect to 1,690,587 shares of Common Stock of the Issuer.

         Pursuant to Section 6(b) of the Option Agreement, until the earlier of
         (i) January 31, 2000 or (ii) the date Covalent Partners exercises the Option in full, Covalent Partners agreed to grant voting rights to LaMont with respect to all of the shares of Common Stock of the Issuer purchased by Covalent Partners, including 1,250,000 shares purchased by Covalent Partners pursuant to the Option Agreement. The grant of such voting rights terminates immediately prior to a lawful sale of the shares purchased by Covalent Partners in the public market. In addition, if Covalent Partners fails to exercise the option in full by January 15, 2000, LaMont has the right to buy back from Covalent Partners, on or before January 31, 1999, any and all the Shares acquired by Covalent Partners' exercise of the Option at a price of $2.00 per share. Covalent Partners exercised the Option in full thereby terminating the grant of voting rights to LaMont with respect to the Shares.

                                       11.

         Pursuant to Stockholder Agreements, dated as of January 20, 2000, entered into by and between Covalent Partners and each of the Lenders, the Lenders have agreed to vote the Shares delivered pursuant to the Promissory Notes in accordance with those voted by Covalent Partners. The agreement to vote terminates with respect to any shares being sold immediately prior to the lawful sale of such shares in the public market. The foregoing summary of such voting requirements is qualified in its entirety by reference to a copy of a form of Stockholder Agreement included as Exhibit 99.9 and incorporated in its entirety by reference.

         Set forth in Schedule II to this Schedule 13D is the name of and certain information regarding the individuals with whom Covalent Partners shares the power to vote or to direct the vote or to dispose or direct the disposition of Common Stock of Issuer.

         During the past five years, to the Reporting Persons' knowledge, no person named in Schedule II to this Schedule 13D, has been convicted in a criminal proceeding.

         During the past five years, to the Reporting Persons' knowledge, no person named in Schedule II to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         To Covalent Partners' knowledge, all persons named in Schedule II to this Schedule 13D are citizens of the United States.

         (c) Set forth in Schedule III to this Schedule 13D are the transactions, other than the Option Agreement as described in this Schedule, involving the Common Stock of the Issuer, entered into by the Reporting Persons within the last 60 days. All such transactions were made for cash in open market transactions.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the Option Agreement, Kenneth M. Borow ("Borow") and Covalent Partners entered into a Letter Agreement dated November 1, 1999 (the "Letter Agreement"). Pursuant to the Letter Agreement, Borow agreed to remain employed as the President, Chief Operating Officer and Chief Medical Office of the Issuer until the earlier of Covalent Partners' exercise of the Option in full and January 15, 2000. In consideration of the above, Covalent Partners agreed to grant an option to Borow to acquire from Covalent Partners 460,000 shares of the Issuer's Common Stock at a price of $2.00 per share upon Covalent Partners' exercise of the Option in full ("Borow Option"). Prior to the exercise of the Option in full by Covalent Partners, Borow waived all rights to receive the Borow Option and any Common Stock thereunder. Covalent Partners and Borow have agreed that the Issuer will not grant any options to Borow pursuant to the Letter Agreement.

         The foregoing summary of the Letter Agreement is qualified in its entirety by reference to a copy of the Letter Agreement included as
         Exhibit 99.7 to this Schedule 13D and incorporated herein in its entirety by reference.

                                       12.

         Other than as described in the foregoing paragraphs and in Item 4 above, to Covalent Partners' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         *99.1 Promissory Note dated October 29, 1999 by and between Michael D. Chermak and Covalent Partners, LLC.

         *99.2 Promissory Note dated October 29, 1999 by and between Richard D. Propper and Covalent Partners, LLC.

         *99.3 Business Loan Agreement dated October 26, 1999 by and between Richard D. Propper and California Bank & Trust.

         *99.4 No-Shop Agreement dated September 1, 1999 by and between Bruce LaMont and RP Associates, LLC.

         *99.5 Option Agreement dated November 1, 1999 by and between Bruce LaMont and Covalent Partners, LLC.

         *99.6 Form of Employment Agreement to be entered into by and between Kenneth M. Borow and the Issuer.

         *99.7 Letter Agreement dated November 1, 1999 by and between Kenneth M. Borow and Covalent Partners, LLC.

         *99.8    Form of Promissory Note.

         *99.9 Form of Stockholder Agreement.

* Previously filed by the Reporting Persons.


                                       13.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 23, 2000

                             COVALENT PARTNERS, LLC,
                      a Delaware limited liability company

                           By: /s/ RICHARD D. PROPPER
                              ---------------------------------------

                             Dr. Richard D. Propper
                                 Managing Member

                               /s/ RICHARD D. PROPPER, M.D.
                              ---------------------------------------
                              RICHARD D. PROPPER

                               /s/ MICHAEL D. CHERMAK
                              -------------------------------
                              MICHAEL D. CHERMAK

                               /s/ SALMAN J. CHAUDHRY
                              -------------------------------
                              SALMAN J. CHAUDHRY

                                       14.

                                   SCHEDULE I

                               REPORTING PERSONS,
                       CONTROLLING MEMBERS AND MANAGERS OF
                             COVALENT PARTNERS, LLC

NAME AND BUSINESS ADDRESS                              PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                       ----------------------------------
Covalent Partners, LLC                                 N/A
4350 La Jolla Village Drive, Suite 970
San Diego, CA    92121

Dr. Richard D. Propper                                 Member and Manager of Covalent Partners, LLC
4350 La Jolla Village Drive, Suite 970
San Diego, CA 92122

Michael D. Chermak                                     Member and Manager of Covalent Partners, LLC
4350 La Jolla Village Drive, Suite 970
San Diego, CA 92122

Salman Chaudhry                                        Financial Consultant
4350 La Jolla Village Drive, Suite 970
San Diego, CA 92122

                                   SCHEDULE II

NAME                                                   PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                       ----------------------------------
Acorn Technology Fund, LP                              N/A
Five Vaughn Drive
Princeton, NJ      08540-6313

Bedford Oak Partners, L.P.,                            N/A
a Delaware limited partnership
100 South Bedford Road
Mt. Kisco, NY 10549

Thomas Hodapp                                          Investment Advisor
254 Glenn Drive
Sausalito, CA 94965

Hassan Nemazee                                         Investment Advisor
720 5th Avenue
New York, NY 10019

Houston Venture Inc.,                                  N/A
a Texas corporation
720 5th Avenue
New York, NY 10019

Montpellier International, LDC                         N/A
Harbour Chambers, 3rd Floor
P.O. 1348 Harbour Center
Georgetown, Grand Caymen Islands

Maxwell H. Gluck Foundation                            N/A
10375 Wilshire Boulevard
Los Angeles, CA 90024

David Smith                                            Investment Advisor
82 Beachside Ave.
Greens Farms, CT 06436

Gerry Beemiller                                        Senior Vice President of Sales,
3300 Zaker Rd.                                         Sony Semiconductor Company of
Maildrop 5J 3C 4                                       America
San Jose, CA 95134

Emerald International                                  N/A
Strategic Restructuring Partners
1114 Avenue of the Americas, 38th Floor
New York, NY 10036

Ashish Vibhakar                                        Chief Executive Officer,
23639 Hawthorne Boulevard                              Cyberoffice.com, Inc.
Torrance, CA     90505

US Equity Portfolio LP                                 N/A
Strategic Restructuring Partners
1114 Avenue of the Americas, 38th Floor
New York, New York 10036

United Congregation Mesorah                            N/A
1 State Street
New York, New York 10004

                                       2.


                                                                SCHEDULE III

                                           AMOUNT OF
                        DATE OF THE       COMMON STOCK
INVESTOR                TRANSACTION        OF ISSUER       PRICE PER SHARE ($)       TYPE OF TRADE         BROKER
                        -----------        ---------       -------------------       -------------         ------
Propper
                          05/10/00             900              4.41666                 Purchase            RJ*
                          05/19/00           3,000              4.15420                 Purchase            BOA**
                          05/22/00           2,000              4.12500                 Purchase            BOA
                          05/24/00           1,000              4.00000                 Purchase            BOA
                          05/25/00           2,000              3.75000                 Purchase            BLC
                          05/26/00           2,000              4.03133                 Purchase            BOA
                          06/02/00           5,500              4.82840                 Purchase            BOA
                          06/30/00             900              4.43750                 Purchase            BOA
                          07/19/00           1,000              4.25000                 Purchase            BOA

Chaudhry                  07/26/00           4,000              3.9375                  Sale                ML***




**  Bank of America ("BOA")

* Raymond James ("RJ")

*** Merrill Lynch ("ML")

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-(1)(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the acquisition of Common Stock, par value $0.001, of Covalent Group, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

August 23, 2000

         COVALENT PARTNERS, LLC,
                      a Delaware limited liability company

                               By:  /s/ RICHARD D. PROPPER M.D.
                                  ----------------------------------------

                                  Dr. Richard D. Propper
                                 Managing Member

                                   /s/ RICHARD D. PROPPER M.D.
                                  ---------------------------------------
                                  RICHARD D. PROPPER

                                   /s/ MICHAEL D. CHERMAK
                                  ---------------------------------------
                                  MICHAEL D. CHERMAK

                                  /s/ SALMAN J.CHAUDHRY
                                 ---------------------------------------
                                 SALMAN J. CHAUDHRY

                                  EXHIBIT INDEX

EXHIBIT                    DESCRIPTION OF DOCUMENT
                           -----------------------

         *99.1 Promissory Note dated October 29, 1999 by and between Michael D. Chermak and Covalent Partners, LLC.

         *99.2 Promissory Note dated October 29, 1999 by and between Richard D. Propper and Covalent Partners, LLC.

         *99.3 Business Loan Agreement dated October 26, 1999 by and between Richard D. Propper and California Bank & Trust.

         *99.4 No-Shop Agreement dated September 1, 1999 by and between Bruce LaMont and RP Associates, LLC.

         *99.5 Option Agreement dated November 1, 1999 by and between Bruce LaMont and Covalent Partners, LLC.

         *99.6 Form of Employment Agreement to be entered into by and between Kenneth M. Borow and the Issuer.

         *99.7 Letter Agreement dated November 1, 1999 by and between Kenneth M. Borow and Covalent Partners, LLC.

         *99.8             Form of Promissory Note.

         *99.9             Form of Stockholder Agreement.

*    Previously filed by the Reporting Persons